Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:59 23-Jan-07
Number	0241Q
RNS Number: 0241Q
Wolseley PLC
23 January 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS
The Wolseley Restricted Share Plan 2006 (the ‘Plan’) — Award
Wolseley plc announces that on 22 January 2007 a conditional award of ordinary shares of 25p each in the capital of the Company was made under the Plan to 43 Senior Executives, including 2 Persons Discharging Managerial Responsibilities. No director or the Chairman of the Company is able to participate in any award made under the Plan. These shares will only vest in accordance with the rules of the Plan and will normally vest on the third anniversary of the Date of Grant. No consideration is payable either at allocation or on vesting of all or part of the awards.
The following table shows the conditional allocation made under the Plan to persons discharging managerial responsibilities:

Name	Conditional award of ordinary shares of 25p each made on 22 January 2007
A Barden	10,377
M J White	6,570
For further information please contact:
Wolseley plc
0118 929 8700
ends.
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